Exhibit 99.1

FEMSA ANNOUNCES COMMENCEMENT OF tender offer

FEBRUARY 16, 2023

MONTERREY, MEXICO – FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced that it has commenced offers to purchase for cash (the “Offers” and, individually, an “Offer”) FEMSA’s notes of the series set forth in the table below (all such notes, the “Notes” and each such series, a “series” of Notes), for an aggregate purchase price, excluding Accrued Interest (as defined below) and Additional Amounts (as defined below), if any (the “Aggregate Purchase Price”), of up to US$2.0 billion (the “Tender Cap”), subject to the acceptance priority procedures and proration described herein from each registered holder of the Notes (each a “Holder” and, collectively, the “Holders”).

The Offers are being made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2023 (as may be amended or supplemented from time to time, the “Offer to Purchase”). The series of Notes denominated in U.S. dollars are herein referred to as the “U.S. Dollar Notes,” and the series of Notes denominated in Euros are herein referred to as the “EUR Notes.”

The following table sets forth the series of Notes subject to the Offers:

Notes	CUSIP/ISIN	Principal Amount Outstanding	Acceptance Priority Level	Reference Security/ Interpolated Mid-Swap Rate	Bloomberg Reference Page	Fixed Spread (basis points)(1)	Hypothetical Total Consideration(2)
3.500% Senior Notes due 2050(3)	344419 AC0 / US344419AC03	US$2,500,000,000	1	4.00% U.S. Treasury Note due 11/15/52	PX1	+120	US$768.10
4.375% Senior Notes due 2043	344419 AB2 / US344419AB20	US$700,000,000	2	4.00% U.S. Treasury Note due 11/15/42	PX1	+120	US$893.00
0.500% Senior Notes due 2028	-/ XS2337285519	€700,000,000	3	2028 Interpolated Mid-Swap Rate	IRSB EU <GO> (Euro Zone) Page, Pricing Source: BGN	+70	€772.24
1.000% Senior Notes due 2033	-/ XS2337285865	€500,000,000	4	2033 Interpolated Mid-Swap Rate	IRSB EU <GO> (Euro Zone) Page, Pricing Source: BGN	+30	€863.71

(1)	The Total Consideration (as defined below) payable per each US$1,000 or €1,000, as applicable, principal amount of each series of Notes validly tendered for purchase will be calculated in accordance with the formulas set forth in Schedule I and Schedule II to the Offer to Purchase, based on the fixed spread specified in the table above for such series of Notes, plus the yield of the specified Reference Security/ Interpolated Mid-Swap Rate for that series as determined from the Bloomberg Reference Page specified in the table above as of 11:00 a.m., New York City time, on March 2, 2023, unless extended with respect to an Offer (such date and time, as the same may be extended with respect to an Offer, the “Price Determination Date”). The Total Consideration for each series of Notes includes an early tender premium in the amount of US$30 per US$1,000 or €30 per €1,000, as applicable, principal amount of Notes validly tendered on or prior to the Early Tender Time (and not validly withdrawn) and accepted for purchase pursuant to the Offers (the “Early Tender Premium”).
(2)	Per US$1,000 or €1,000, as applicable, principal amount of each series of Notes validly tendered and accepted for purchase. The hypothetical Total Consideration provided in the above table is for illustrative purposes only and was calculated based on the yield calculated to the applicable maturity date or par call date, as applicable, and has been determined as of 11:00 a.m., New York City time, on February 15, 2023 in accordance with the formulas set forth in Schedule I and Schedule II to the Offer to Purchase. The hypothetical Total Consideration for each series of Notes includes the applicable Early Tender Premium for such series. FEMSA makes no representation with respect to the actual Total Consideration payable in connection with the Offers, and such amounts may be greater or less than those shown in the above table depending on the yield of the applicable Reference Security or the Interpolated Mid-Swap Rate on the Price Determination Date.
(3)	The par call date for this series of Notes is July 16, 2049.

The Offers will expire at 11:59 p.m., New York City time, on March 16, 2023, unless extended or earlier terminated with respect to an Offer (such time and date, as the same may be extended or earlier terminated with respect to an Offer, the “Expiration Time”). In order to be eligible to receive the applicable Total Consideration, Holders must validly tender (and not validly withdraw) their Notes on or prior to 2:00 a.m., New York City time, on March 3, 2023, unless extended with respect to an Offer (such time and date, as the same may be extended with respect to an Offer, the “Early Tender Time”).

Tenders of Notes may be withdrawn at any time on or before 2:00 a.m., New York City time, on March 3, 2023, unless extended with respect to an Offer, but not thereafter.

On the Price Determination Date, FEMSA will notify the tender agent and will make a public announcement thereof to the Holders promptly after 11:00 a.m., New York City time on the Price Determination Date.

The total consideration (the “Total Consideration”) offered for each US$1,000 or €1,000, as applicable, principal amount of each series of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Offers is the price (calculated as described in Schedule I and Schedule II to the Offer to Purchase) that would reflect:

(i)	for each series of U.S. Dollar Notes,

	(1)	the present value on the Initial Settlement Date (as defined below) of (x) US$1,000, representing the principal amount payable on the scheduled maturity date or par call date of the relevant series of U.S. Dollar Notes, as applicable, and (y) all scheduled interest payments from the Initial Settlement Date up to and including the scheduled maturity date or par call date of the relevant series of U.S. Dollar Notes, as applicable, in each case discounted on the basis of a yield equal to the sum of (a) the yield to maturity (the “Reference Yield”) of the applicable reference security set forth in the table above in the column under the heading “Reference Security/ Interpolated Mid-Swap Rate” (each, a “Reference Security”), as calculated by BofA Securities, Inc. in its capacity as Dealer Manager (as defined below) in accordance with standard market practice, determined by reference to the bid-side price of the Reference Security at 11:00 a.m., New York City time, on the Price Determination Date, as displayed on the applicable Bloomberg Reference Page specified in the table above in the column under the heading “Bloomberg Reference Page” or any recognized quotation source selected by the Dealer Manager in its sole discretion if such Bloomberg Reference Page is not available or is manifestly erroneous, plus (b) the applicable fixed spread specified in the table above in the column under the heading “ Fixed Spread” (the “Fixed Spread”), minus

	(2)	Accrued Interest to, but not including, the Initial Settlement Date, and

(ii)	for each series of EUR Notes,

	(1)	the present value on the Initial Settlement Date of (x) €1,000, representing the principal amount payable on the scheduled maturity date of the relevant series of EUR Notes, as applicable, and (y) all scheduled interest payments (assuming the applicable Sustainability Performance Targets have been satisfied by the applicable Interest Rate Step Up Date, each as defined in the terms of the indenture under which such EUR Notes were issued) from the Initial Settlement Date up to and including the scheduled maturity date of the relevant series of EUR Notes, in each case discounted on the basis of a yield equal to the sum of (a) the Reference Yield (corresponding to the applicable Interpolated Mid-Swap Rate) as calculated by BofA Securities, Inc. in its capacity as Dealer Manager in accordance with standard market practice, plus (b) the applicable Fixed Spread, minus

(2)	Accrued Interest to, but not including, the Initial Settlement Date,

such price being rounded to the nearest US$0.01 per US$1,000 principal amount of the U.S. Dollar Notes or €0.01 per €1,000 principal amount of the EUR Notes.

The Total Consideration, when calculated in the manner set out in the Offer to Purchase, includes the Early Tender Premium.

Subject to the terms and conditions of the Offers, each Holder who validly tenders on or prior to the Early Tender Time and does not validly withdraw such Holder’s Notes will be entitled to receive, if such Notes are accepted for purchase (the date of such purchase, the “Initial Settlement Date”), the applicable Total Consideration, plus accrued and unpaid interest on the purchased Notes (the “Accrued Interest”) from and including the last interest payment date to, but not including, the Initial Settlement Date and additional amounts in respect of withholding taxes applicable to the Accrued Interest (including gains derived from the sale of the Notes in the Offers that are treated as interest), if any (the “Additional Amounts”). Holders who validly tender their Notes after the Early Tender Time but on or prior to the Expiration Time will be entitled to receive, if such Notes are accepted for purchase (the date of such purchase, the “Final Settlement Date” and each of the Initial Settlement Date and the Final Settlement Date, a “Settlement Date”), the applicable Total Consideration minus the Early Tender Premium, plus Accrued Interest to, but not including, the Final Settlement Date and Additional Amounts, if any. Assuming all conditions to the Offers have been satisfied or waived, the Initial Settlement Date is expected to occur on the second business day following the Early Tender Time, or March 7, 2023, and the Final Settlement Date is expected to occur on the second business day following the Expiration Time, or March 20, 2023.

The Offers are not contingent upon the valid tender of any minimum principal amount of Notes. The consummation of the Offers is conditioned upon satisfaction or waiver of each and all of the conditions set forth in the Offer to Purchase, including (i) FEMSA having consummated a borrowing under FEMSA’s U.S.-dollar denominated credit agreement to be executed on or about February 16, 2023, with, among others, certain lenders that include one or more affiliates of the Dealer Manager, yielding net proceeds to FEMSA sufficient to fund, together with available cash on hand, the Aggregate Purchase Price, together with Accrued Interest and Additional Amounts, if any, due to Holders of such series tendered in the applicable Offer (the “Financing Condition”) and (ii) other customary conditions. Subject to applicable law, FEMSA reserves the right to (x) waive any and all conditions to an Offer on or prior to the Initial Settlement Date, without necessarily extending withdrawal rights except as may be required by applicable law, or the Expiration Time, (y) extend an Offer or (z) if the conditions of an Offer are not satisfied or waived, otherwise amend or terminate such Offer in any respect.

If the purchase of all Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Time would cause FEMSA to purchase an aggregate principal amount of Notes that would result in an Aggregate Purchase Price in excess of the Tender Cap, then the Offers will be oversubscribed at the Early Tender Time, and FEMSA will not accept for purchase any Notes tendered after the Early Tender Time and FEMSA will (assuming satisfaction or, where applicable, the waiver of the conditions to the Offers) only accept for purchase on the Initial Settlement Date, the Notes tendered at or prior to the Early Tender Time resulting in the payment of an Aggregate Purchase Price not exceeding the Tender Cap pursuant to the Acceptance Priority Procedures (as defined below). If the Offers are not oversubscribed at the Early Tender Time and the purchase of all Notes validly tendered at or prior to the Expiration Time would cause FEMSA to purchase an aggregate principal amount of Notes that would result in an Aggregate Purchase Price (taking into account the Total Consideration paid for Notes purchased on the Initial Settlement Date) in excess of the Tender Cap, then the Offers will be oversubscribed at the Expiration Time and FEMSA will (assuming satisfaction or, where applicable, the waiver of the conditions to the Offers) only accept for purchase all Notes validly tendered prior to the Early Tender Time and purchase any Notes tendered after the Early Tender Time resulting in a payment of an Aggregate Purchase Price not exceeding the Tender Cap pursuant to the Acceptance Priority Procedures.

In the Offers, subject to the satisfaction of the conditions to the Offers, FEMSA will accept for purchase validly tendered Notes in the order of the related acceptance priority level set forth in the above table in the column under the heading “Acceptance Priority Level” (the “Acceptance Priority Level”), beginning at the lowest numerical value first, as described in the following sentences, subject to the procedures described below for undersubscribed Offers by the Early Tender Time. If the aggregate principal amount of all validly tendered Notes corresponding to an Acceptance Priority Level, when added to the aggregate principal amount of all Notes accepted for purchase corresponding to each higher Acceptance Priority Level (lower numerical value), if any, would result in an Aggregate Purchase Price that does not exceed the Tender Cap, then FEMSA will accept for purchase all such tendered Notes of a series and will then apply the foregoing procedure to the next lower Acceptance Priority Level (next higher numerical value). If the condition described in the foregoing sentence is not met, FEMSA will accept for purchase on a pro rata basis the maximum aggregate principal amount of such tendered Notes of the lowest Acceptance Priority Level (higher numerical value) as FEMSA can while still satisfying that condition. No tendered Notes in subsequent Acceptance Priority Levels will be accepted for purchase, to the extent that the acceptance of tendered Notes in previous Acceptance Priority Levels results in the purchase of Notes with an Aggregate Purchase Price in excess of the Tender Cap (as may be increased by FEMSA in its sole discretion). If the Offers are not fully subscribed at the Early Tender Time, subject to the Tender Cap, Notes tendered at or before the Early Tender Time will be accepted for purchase in priority to other Notes tendered after the Early Tender Time, even if such Notes tendered after the Early Tender Time have a higher Acceptance Priority Level than Notes tendered prior to the Early Tender Time. FEMSA refers to the procedures described in this paragraph as the “Acceptance Priority Procedures.”

If proration of a series of tendered Notes is required, FEMSA will determine the final proration factor as soon as practicable after the Early Tender Time or Expiration Time, as applicable, and will inform the Holders of such series of Notes of the results of the proration. In the event proration is required with respect to a series of Notes, FEMSA will multiply the principal amount of each valid tender of such series of Notes by the applicable proration rate and round the resulting amount down to the nearest US$2,000 with respect to the U.S. Dollar Notes or €1,000 with respect to the EUR Notes. The excess principal amount of Notes not accepted from the tendering Holders will be promptly returned to such Holders.

In determining if the Aggregate Purchase Price exceeds the Tender Cap, the aggregate U.S. dollar-equivalent principal amount of EUR Notes tendered and accepted in such Offers shall be calculated at the applicable exchange rate, as of 11:00 a.m., New York City time, on the Price Determination Date, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD” (or, if such screen is unavailable, a generally recognized source for currency quotations selected by the Dealer Manager with quotes as of a time as close as reasonably possible to the aforementioned).

* * *

FEMSA has engaged BofA Securities, Inc. as dealer manager in connection with the Offers (the “Dealer Manager”). Global Bondholder Services Corporation is acting as the tender and information agent for the Offers.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Offers are not being made to Holders in any jurisdiction in which FEMSA is aware that the making of the Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on FEMSA’s behalf by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers may be directed to BofA Securities, Inc. at (888) 292-0070 (toll-free) or (646) 855-8988 (collect) or (+44) (207) 996 5420. Requests for additional copies of the Offer to Purchase and related documents may be directed to Global Bondholder Services Corporation at (212) 430-3774 or (855) 654-2014 (toll-free).

Neither the Offer to Purchase nor any documents related to the Offers have been filed with, nor have they been approved or reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

FEMSA Forward Announcement

The offers described above form an integral part of the series of strategic initiatives announced by FEMSA on February 15, 2023, as a result of a thorough strategic review of its business platform, including the bottom-up definition of long-range plans for each business unit, as well as the top-down analysis of FEMSA’s corporate and capital structure. That announcement is available at: https://www.globenewswire.com/news-release/2023/02/15/2609255/0/en/FEMSA-Forward-Announcing-results-of-strategic-review.html. That announcement does not form part of this communication.

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, an operator of convenience and foodvenience formats present in 5 countries in Europe. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. FEMSA undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

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